[redacted]

03011573

Washington, D.C. 20549

Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51918

SEC RECEIVED MAR - 3 2003 PROCESSING WASH. D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Creditex, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 West 17th St. 4th Fl
(No. and Street)

New York (City) NY (State) 10011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robin Csabon 212-633-2908
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1301 Avenue of the Americas (Address) New York (City) NY (State) 10019 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gustavo A. Danese, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Creditex Inc., as of December 31, ~~19~~ 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

C.O.O.

Title

Andrew J Demers
Notary Public

ANDREW J. DEMERS
Notary Public, State of New York
No. 01DE6030621
Qualified in Queens County
Commission Expires September 20, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Creditex, Inc.

Consolidated Statement of Financial Condition
As of December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1301 Avenue of the Americas
New York NY 10019-6013
Telephone (646) 471 4000
Facsimile (646) 394 1301

Report of Independent Accountants

To the Board of Directors and Stockholders of
Creditex, Inc. and Subsidiaries

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Creditex, Inc. and its subsidiaries (the "Company") at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2003

Creditex, Inc.
Consolidated Statement of Financial Condition
As of December 31, 2002

Assets	
Cash and cash equivalents	$ 14,224,848
Accounts receivable, net of allowance of $169,242	2,598,750
Due from related party	9,563
Prepaid and other assets	421,288
Property and equipment, net	1,248,182
Security deposits	472,500
Total assets	$ 18,975,131
Liabilities and Stockholders' Equity	
Accounts payable and accrued expenses	$ 483,219
Accrued payroll and bonus	5,221,409
Deferred revenues	194,495
Deferred rent	59,553
Total liabilities	5,958,676
Commitments and contingencies (see Note 8)	
Stockholders' equity:	
Preferred stock, $0.001 par value, 3,965,468 shares authorized:	
Series A convertible preferred stock, 382,630 shares issued and outstanding (liquidation preference of $3,826,300)	383
Series B convertible preferred stock, 441,000 shares issued and outstanding (liquidation preference of $10,912,527)	441
Series C convertible preferred stock, 2,000,000 shares issued and outstanding (liquidation preference of $6,600,000)	2,000
Common stock, $0.001 par value; 35,000,000 shares authorized, 12,501,119 shares issued and outstanding	12,501
Additional paid-in capital	30,601,739
Deferred compensation	(2,831,554)
Accumulated deficit	(14,644,444)
Accumulated other comprehensive loss	(124,611)
Total stockholders' equity	13,016,455
Total liabilities and stockholders' equity	$ 18,975,131

The accompanying notes are an integral part of the statement of financial condition.

1. Organization and Significant Accounting Policies

Organization
The consolidated financial statements include the accounts of Creditex, Inc., a registered broker-dealer and member of the National Association of Securities Dealers, Inc. ("NASD") and its wholly owned subsidiaries, Creditex International, Ltd., Creditex Asia Pte Limited, and Creditex Australia PTY, Ltd. (collectively the "Company"). The Company's primary business activity is providing clients an electronic credit derivative system via the internet, which allows participants of the derivative markets the ability to research and negotiate trades in an online environment. In connection with providing these services, the Company does not take proprietary positions or enter into transactions as a principal. The Company markets its services primarily to major money center banks and investment banking firms in both the United States and Europe. The Company became a NASD member during January 2000 and commenced operations as a registered broker-dealer during February 2000. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, therefore, is exempt from the Securities and Exchange Commission Rule 15c3-3, "Customer Protection: Reserves and Custody of Securities."

Basis of presentation
The consolidated financial statements include the accounts of Creditex Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Management's use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include allowance for doubtful accounts, useful lives of fixed assets, certain accrued expenses, fair value of options and warrants, and the valuation allowance on net deferred tax assets. Actual results may differ from those estimates.

Cash and cash equivalents
The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents..

Property and equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method of depreciation over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the related assets or the lease term. Repairs and maintenance costs are expensed as incurred.

Long-term assets
The Company continually reviews the carrying value of long-term assets, primarily consisting of property and equipment and other assets, to determine whether there are any indications of impairment losses. An impairment loss is indicated if the sum of the expected net cash flows is less than the carrying amount of the asset being evaluated. Measurement of any impairment is calculated as the difference between the carrying amount of the asset being evaluated and the fair value. Fair value is based upon the anticipated future cash flows discounted at rates commensurate with the risks involved.

Concentrations of credit risk
Financial instruments which potentially subject the Company to significant concentrations of credit risk

consist principally of cash, cash equivalents and accounts receivable. The Company places its cash with high quality financial institutions. The Company performs ongoing credit evaluations of its customers and generally requires no collateral.

Foreign currency translation
The functional currency of each of the Company's foreign subsidiaries is its local currency. Financial statements of these foreign subsidiaries are translated to U.S. dollars for consolidation purposes using current rates of exchange for assets and liabilities and average rates of exchange for revenues and expenses. The effects of currency translation adjustments are included as a component of other comprehensive income (loss) in the statement of stockholders' equity. Gains and losses on foreign currency transactions for the year ended December 31, 2002 were not significant.

Stock-based compensation
Employee stock awards under the Company's compensation plans are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations. The Company provides the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and related interpretations. Under APB Opinion No. 25, compensation expense is recognized over the vesting period based on the difference, if any, at the date of grant between the fair value of the Company's stock and the exercise price. The Company accounts for stock issued to non-employees in accordance with SFAS No. 123 and EITF Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

Security deposits
Security deposits consists of funds held in interest-bearing, depository accounts as security on the operating lease in New York City (Note 8). These investments are stated at cost, which approximates fair value.

Computer software developed or obtained for internal use
The Company capitalizes the costs associated with the development or acquisition of software for internal use in accordance with AICPA Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 provides guidance regarding the accounting for computer software developed or acquired for internal use including the requirement to capitalize certain costs and amortization of these costs.

Costs incurred prior to the application development stage are expensed as incurred. Costs incurred during the application development stage, typically costs of employees and consulting services directly associated with the development of internal use computer software, are capitalized. The Company commences amortization of the software on a straight-line basis over the estimated useful life of the software, typically three years, when it is ready for its intended use. Capitalized computer software developed or obtained for internal use approximated $771,392 for the year ended December 31, 2002.

The Company periodically evaluates impairment of capitalized computer software developed or obtained for internal use by considering, among other factors, whether the software is not expected to provide substantive service potential, and a significant change is made or will be made to the software program. A loss is recognized when the fair value of the software is determined to be less than the carrying value.

Income taxes
The accompanying financial statements have been prepared in conformity with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). In accordance with SFAS

109, deferred taxes are determined based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Deferred taxes are measured using the enacted tax rates expected to apply when temporary differences are settled or realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

2. Property and Equipment

	Useful life (in years)	December 31, 2002
Computer software developed or obtained for internal use	3	$ 5,959,058
Computer equipment	3	680,419
Furniture and fixtures	5	316,891
Leasehold improvements	3 - 8	17,546
		6,973,914
Less: Accumulated depreciation and amortization		(5,725,732)
		$ 1,248,182

3. Fair Value of Financial Instruments and Concentrations of Credit Risk

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments" ("SFAS 107"), requires disclosures about the fair values of financial instruments for which it is practical to estimate fair value. Fair value is defined in SFAS 107 as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Substantially all of the Company's financial assets and liabilities are carried at historical cost which approximate fair value because of their short-term nature. Fair value is estimated at a specific point in time, based on relevant market information.

4. Income Taxes

The provision for income taxes differs from the amount computed by applying the federal statutory income tax rate principally due to nondeductible meal and entertainment expenses, and an increase in the valuation allowance provided against deferred tax assets.

The Company provides for income taxes in accordance with SFAS 109. Under SFAS 109, deferred tax assets and liabilities are recognized based on temporary differences between the financial statement and tax bases of assets and liabilities using currently enacted tax rates.

The approximate income tax effects of each type of temporary difference at December 31, 2002 are as follows:

Net operating loss carryforwards	$ 3,734,000
Accrued expenses	450,000
Warrant expenses	1,859,000
Total deferred tax assets	6,043,000
Depreciation and amortization	(157,000)
Total deferred tax liabilities	(157,000)
Valuation allowance	(5,886,000)
Net deferred tax assets	$ -

The Company has recorded a 100% valuation allowance against the net deferred tax asset as of December 31, 2002, because the future realizability of such asset is uncertain.

5. Stockholders' Equity

Common Stock

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of preferred stock outstanding.

Convertible Preferred Stock

The Company's articles of incorporation, as amended through November 2000, permit the Company to issue up to 3,965,468 shares of preferred stock, of which 382,630 shares have been designated as Series A convertible preferred stock ("Series A"), 441,000 shares as Series B convertible preferred stock ("Series B") and 3,141,838 shares as Series C convertible preferred stock ("Series C"). At December 31, 2002, 10,280,845 shares of the Company's common stock were reserved for issuance upon the conversion of Series A, Series B and Series C shares. The Series A, Series B and Series C shares have the following characteristics:

Voting

The holders of the preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each preferred stockholder is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote. The holders of preferred stock are also entitled to elect two directors and, together with the holders of common stock, can elect one additional director.

Dividends

The holders of the Series A and Series C shares are entitled to receive, when and as declared by the Board of Directors and out of funds legally available, dividends payable in preference and priority to any payment of any dividend on common stock. No dividends or other distributions shall be made with respect to the common stock, until all declared dividends on the Series A, Series B and Series C shares have been paid. The holders of Series B shares are entitled to receive cumulative dividends, at a rate of 8% per annum, in preference and priority to payment of any dividends to Series A and Series C stockholders. In the event of a

conversion of Series B shares into common stock, all accrued and unpaid dividends on such converted shares will be payable in common stock at the conversion price effective on such date. As of December 31, 2002, accrued dividends on Series B shares amounted to $2,092,527. Through December 31, 2002, no dividends have been declared or paid by the Company.

Liquidation Preference
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of the then outstanding Series A, Series B and Series C shares shall receive an amount equal to the sum of $10.00, $20.00 and $3.30 per share, respectively, plus all accrued or declared but unpaid dividends, payable in preference and priority to any payments made to the holders of the then outstanding common stock. Series B stockholders also participate pro rata, based on the number of shares of common stock into which the Series B shares convert, along with the holders of common stock in any surplus assets remaining after payment of the liquidation preferences to all preferred stockholders. If the assets of the Company are insufficient to pay the full preferential amounts to the preferred stockholders, the assets shall be distributed ratably among the outstanding Series A, Series B and Series C shares in proportion to the aggregate liquidation preference amounts.

Conversion
Each share of preferred stock, at the option of the holder, is convertible into a number of fully paid shares of common stock as determined by dividing the respective preferred stock liquidation price by the conversion price in effect at the time. The initial conversion prices of Series A, Series B and Series C shares are $1.00, $1.98 and $3.30, respectively, and shall be subject to adjustment in accordance with antidilution provisions contained in the Company's Certificate of Incorporation. Such provisions include the subsequent issuance of common stock, options and securities for consideration less than $1.98 and $1.82 for Series B and Series C shares, respectively. Conversion shall be automatic immediately upon the closing of a firm commitment underwritten public offering in which the public offering price equals or exceeds $6.00 per share (adjusted to reflect subsequent stock dividends, stock splits or recapitalization) and the aggregate gross proceeds (before underwriting discounts and commissions) raised exceed $30,000,000.

Warrants
In connection with the issuance of the Series B shares by the Company in February 2000, the Company issued warrants to purchase 500,000 common shares at an exercise price of $4.00. The warrants were immediately exercisable and expired unexercised in February 2003.

In connection with the issuance of the Series C shares in November 2000, the Company provided certain banks with warrants to purchase up to 2,250,000 shares of common stock. These warrants became exercisable at $0.001 per share in the event these banks complete a specified number of Qualified Trades, as defined, during the two year period following the issuance date of the Series C shares. Prior to January 1, 2002, these banks received the right to exercise 386,250 warrants. During the year ended December 31, 2002, each of these banks had completed a sufficient number of Qualified Trades and earned the right to exercise 470,000 warrants. The fair value of the warrants on the date such Qualified Trades were completed in 2002 was $1,175,000, of which $537,600 was recorded as a reduction of the related commission revenue and the balance in other operating expenses. The aggregate fair value of the warrants of $1,175,000 was recorded as

additional paid-in capital. During the year ended December 31, 2002, these banks exercised 856,250 warrants in exchange for proceeds of $856. As of December 31, 2002, no banks remain eligible to exercise warrants as all of the warrant agreements expired during 2002.

In August and September 2000, the Company received non-refundable payments of $3.2 million relating to several agreements with two banks pursuant to which (i) the Company issued warrants to each bank to acquire 484,726 shares of common stock for $3.30 per share and (ii) the Company provided each bank with the discretion to apply the non-refundable payments toward a) trading commissions fees earned by the Company or expenses incurred by the Company in connection with the integration of the Company's and the banks' computer systems for a six-year period or b) to the exercise price of all or a portion of the warrants.

The warrants became exercisable in August and September 2002. The value of these warrants, using the Black Scholes model, amounted to $833,728. The following assumptions were used: risk-free interest rate of 5.5%, no expected dividend yield, warrant term of 2 years and expected volatility of 100%. The fair value of the warrants was recorded as additional paid-in capital. The amount of the payments received in excess of the fair value of the warrants was recorded as deferred revenue.

The warrants became immediately exercisable at $0.001 per share, as the banks or their affiliates completed the specified number of Qualified Trades, as defined, during each of the two years or on a cumulative basis for the two years following the warrant issuance date.

Prior to January 1, 2002, these banks received the right to exercise 686,372 warrants to acquire common shares at $0.001. During the year ended December 31, 2002, each of the banks completed a sufficient number of Qualified Trades and earned the right to exercise warrants to acquire 283,080 common shares at $0.001. The fair value of the warrants on the date such Qualified Trades that were completed in 2002 was $707,700, of which $460,100 has been recorded as a reduction of the related commission revenue and the balance in other operating expenses. The increase in the fair value of the warrants to acquire 283,080 common shares due to the modification of the exercise price was $707,700 of which $457,924 has been recorded as additional paid-in capital and the balance in deferred revenue. During the year ended December 31, 2002, these banks exercised 969,258 warrants in exchange for proceeds of $485. As of December 31, 2002, no banks remain eligible to exercise warrants as all of the warrant agreements expired during 2002.

6. Option Plans

1999 Stock Option Plan

In 1999, the Company adopted the 1999 Stock Option Plan (the "1999 Plan") under which 6,900,000 shares of the Company's common stock have been reserved for issuance to employees, directors and consultants as of December 31, 2002. Options granted under the Plan may be incentive stock options or non-statutory stock options. Incentive stock options may only be granted to employees. The exercise price of incentive stock options shall be no less than 100% of the fair market value per share of the Company's common stock on the grant date. If an individual owns stock representing more than 10% of the outstanding shares, the exercise price of each share shall be at least 110% of fair market value, as determined by the Board of Directors.

Unless otherwise determined by the Board of Directors, the options begin to vest and become exercisable at a rate of 25% one year following the date of hire and ratably over the remaining thirty-six month period, with a maximum option term of ten years.

The Company applies APB 25 and related interpretations in accounting for employee and director options granted under the 1999 Plan. Had compensation cost been determined based on the fair value at the grant dates for awards in the year ended December 31, 2002, consistent with the provisions of SFAS 123, the Company's net loss would have been $23,406. Because options vest over several years and additional options are expected to be granted in future years, the above pro forma results are not representative of the pro forma results for future years.

For purposes of pro forma disclosure, the fair value of each option grant was estimated on the date of grant using the minimum value method with the following assumptions for grants in 2002: no dividend yield, expected volatility of 0% (private company), weighted-average risk-free interest rate of 5.34% and expected lives of 4 years.

The following table summarizes the activity of the 1999 Stock Option Plan:

	December 31, 2002 Number of options	Weighted average exercise price
Outstanding - beginning of period	5,172,920	$ 1.09
Granted - exercise price below fair value	1,375,300	1.15
Exercised	(62,000)	1.01
Cancelled	(759,100)	1.08
Outstanding - end of period	5,727,120	$ 1.10
Exercisable at end of period	2,718,628	$ 0.98

The following table summarizes information about stock options outstanding at December 31, 2002:

Exercise Price	Number Outstanding	Weighted Average Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.03	154,500	6.38	$ 0.30	154,500	$ 0.03
.50	320,000	6.75	0.50	279,014	0.50
1.00	2,588,600	7.51	1.00	1,757,206	1.00
1.25 - 2.50	2,664,020	9.21	1.34	527,908	1.42
	5,727,120	8.23	$ 1.10	2,718,628	$ 0.98

7. Related Party Transactions

Cash Held at Affiliate of a Stockholder Bank
At December 31, 2002, cash balances of approximately $8,727,542 was held in operating and money market investment accounts at affiliates of stockholder banks.

Stockholder Banks as Customers
At December 31, 2002, $954,772 of accounts receivable was due from customers that were also stockholders.

8. Commitments and Contingencies

Operating lease
The Company leases office facilities under a noncancelable operating lease which expires in 2009. The future minimum lease payments under such leases at December 31, 2002 are as follows:

Year Ending December 31,	
2003	$ 381,390
2004	391,878
2005	402,655
2006	413,728
2007	425,105
Thereafter	840,796
Total minimum lease payments	$2,855,552

The Company sublets a portion of the premises to a related party. The future minimum sub-rental revenues at December 31, 2002 are as follows:

Year Ending December 31,	
2003	$ 114,417
2004	117,563
2005	120,796
2006	40,628
Total minimum lease payments	$ 393,404

Employment agreements
The Company has obligations pursuant to employment contracts with two employees that expire on May 1, 2004. The Company's aggregate commitment for annual base compensation under these contracts is $285,000 per year.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1301 Avenue of the Americas
New York NY 10019-6013
Telephone (646) 471 4000
Facsimile (646) 394 1301

To the Board of Directors of
Creditex, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Creditex, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of and for the year ended December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2003